China Biologic Products, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

August 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that China Biologic Products, Inc. has included disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, which was filed with the U.S. Securities and Exchange Commission on August 4, 2016. This disclosure can be found under Part II., Item 5. — Other Information

Very truly yours,

/s/ David (Xiaoying) Gao
David (Xiaoying) Gao
Chief Executive Officer